UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Matthews International Corporation
(Exact name of registrant as specified in its charter)

Pennsylvania	000-09115	25-0644320
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Two NorthShore Center
Pittsburgh, Pennsylvania	15212-5851
(Address of principal executive offices)	(Zip Code)

Brian D. Walters
Vice President and General Counsel
Matthews International Corporation
412-442-8217
(Name and telephone number, including area code, of person to contact in connection with this report0

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Matthews International Corporation ("Matthews" or the "Company") is a designer, manufacturer and marketer principally of memorialization products and brand solutions. Memorialization products consist primarily of bronze and granite memorials and other memorialization products, caskets and cremation equipment for the cemetery and funeral home industries. Brand solutions include graphics imaging products and services, marking and fulfillment systems products, and merchandising solutions.

Conflict Minerals Disclosure

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 13p-1"), for the reporting period January 1, 2014 to December 31, 2014 (the "reporting period"). A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at http://matw.com/corporate/corporate-governance.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the rule are necessary to the functionality or production of those products.  The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the "conflict minerals").  The "Covered Countries" for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Our policy, which is that we are committed to working with our suppliers to comply with the requirements of Rule 13p-1, is distributed to all of our applicable direct suppliers and is made publicly available on our website.

Internal Product Review

The Company reviewed the finished goods that it manufactures either internally or pursuant to arrangements with third-party manufacturers during the reporting period (the "product review"). The objective of the product review was to identify finished goods that the Company manufactures or contracts to manufacture that may contain one or more Conflict Minerals.

The product review was overseen by the Company's legal department, with the involvement of the head of global procurement, and consisted of information solicited from and provided by representatives from divisions across the Company, including internationally.

Based on the product review, we determined that the Company manufactures, or contracts to manufacture, certain products containing Conflict Minerals that are necessary to the functionality or production of such products. These products are in the following product categories:

•	Bronze memorials and architectural products;
•	Marking and coding products and automation and fulfillment solutions, which are used for identifying, tracking, picking and conveying consumer and industrial products;
•	Cremation equipment;
•	Graphics imaging products, which include printing plates and gravure cylinders; and
•	Casket products
Reasonable Country of Origin Inquiry

Based on the product review, the Company identified approximately 400 vendors that were likely to supply the Company with applicable products in 2014 that were at risk of containing Conflict Minerals. The Company determined that these vendors should be included within the scope of the Company's reasonable country of origin inquiry ("RCOI").

The Company developed and sent surveys to these vendors. The objective of the Company's survey was to confirm whether Conflict Minerals were contained in the applicable products and, if so, (i) originated in the Covered Countries or (ii) were from scrap or recycled sources.

The survey used by the Company asked for a certified response from vendors as to whether the products supplied to the Company contained Conflict Minerals, and, if so, whether those products originated in the Covered Countries or otherwise were from scrap or recycled sources. The survey also referred vendors to the conflict minerals reporting template developed by the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative Extractives Working Group (the "EICC/GeSI Reporting Template") and asked vendors to complete the template and furnish it along with the vendor's response to the survey.

Results of Reasonable Country of Origin Inquiry

The Company has determined that the responses obtained in the reasonable country of origin inquiry were insufficient to form the basis for a reasonable belief that none of the Conflict Minerals necessary to the functionality or production of the finished goods in those categories originated in a Covered Country. The Company has therefore exercised due diligence on the source and chain of custody of these Conflict Minerals as described in Exhibit 1.02 (the "Conflict Minerals Report").

Item 1.02 Exhibit
A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD. A copy of the Company's Conflict Minerals Report is publicly available at http://matw.com/corporate/corporate-governance.

Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit                                        Description

1.02	Conflict Minerals Report of Matthews International Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MATTHEWS INTERNATIONAL CORPORATION

By:            /s/ Steven F. Nicola
Steven F. Nicola
Chief Financial Officer, Secretary and Treasurer

Dated:  May 29, 2015

Exhibit Index

Exhibit Number	Description

1.02	Conflict Minerals Report of Matthews International Corporation